October 10, 1995

Mr. Larry Clark
14 North Gristmill Place
Smithville, New Jersey 08201

Dear Larry:

This letter will serve as an amendment to the Employment Agreement dated December 10, 1993, entered into between you and Trump Taj Mahal Associates ("the Agreement").

TTMA shall extend your Agreement for a period of one (1) year commencing December 1, 1995 and expiring November 30, 1996 ("the Expiration Date"). In addition, you shall have the option of renewing the Agreement for a period of one (1) year, provided that you notify TTMA of your intent to exercise your option ninety (90) days in advance of the Expiration Date.

Paragraph 2 of the Agreement is hereby amended to provide for an annual base salary of Three Hundred Thousand ($300,000.00) Dollars.

Paragraph 5(a) of the Agreement is hereby amended to provide for an annual bonus in a minimum amount equal to the bonus paid to you for services rendered during calendar year 1995.

Paragraph 13 of the Agreement is hereby amended to provide that in the event TTMA terminates the Agreement without cause, you shall receive an amount equal to one (1) year at your then current salary.

Paragraph 19 shall be added to the Agreement and shall provide that in the event there is a material breach of the Agreement by TTMA, TTMA shall reimburse you for reasonable legal expenses incurred by you in enforcing the terms and conditions of the Agreement.

Except as hereby modified, all the other terms and conditions of the Agreement shall remain in full force and effect.

Please acknowledge your agreement with this modification by signing below.

Very truly yours,

/s/ R. Bruce McKee
------------------
R. Bruce McKee
Senior Vice President, Finance
and Chief Operating Officer

Agreed & Consented To:

/s/Larry W. Clark
-----------------
LARRY W. CLARK

 10/10/95
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